John O. Newell Direct Dial: 617.570.1475 jnewell@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

August 29, 2007

VIA EDGAR AND TELECOPIER

Ms. Pam Howell
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:                               AvalonBay Communities, Inc.
Definitive 14A
Filed April 2, 2007
File No. 1-12672

Dear Ms. Howell:

This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in connection with the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Definitive Schedule 14A filed on April 2, 2007 (file no. 1-12672) ( the “Proxy Statement”), as set forth in your letter dated August 21, 2007 to Bryce Blair, Chairman and Chief Executive Officer of the Company (the “Comment Letter”).

The Company hereby requests that the Staff accept a deferral of the date for the Company’s response to the Comment Letter to October 22, 2007.  This request is based on the need to obtain thorough review by the Company’s senior management and the Compensation Committee of the Board of Directors before the Company’s responses are submitted to the Staff.  In particular, the Company is requesting the deferred response date because of scheduling factors that will affect the Compensation Committee’s review.

Ms. Howell
August 29, 2007

Based on our telephone conversations, I believe that the Company’s proposal will be acceptable to the Staff.  If there are questions or concerns about the Company’s request after review of this letter, please do not hesitate to contact me by telephone at (617) 570-1475 or by electronic mail at jnewell@goodwinprocter.com.

Very truly yours,

/s/ John O. Newell

John O. Newell

cc:                                 Edward J. Schulman
Senior Vice President-General Counsel